UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On December 6, 2017, Rosetta Genomics, Ltd. (“Rosetta”) convened its previously announced 2017 Annual General Meeting of Shareholders (the “Annual Meeting”). However, the quorum of two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of Rosetta’s issued share capital required to conduct the Annual Meeting was not present. Accordingly, pursuant to Rosetta’s articles of association, the Annual Meeting has been adjourned to December 13, 2017. The adjourned Annual Meeting will be held at Rosetta’s Philadelphia offices, at 3711 Market St. Suite 740, Philadelphia, PA 19104, at 10:00 am (ET). At the adjourned Annual Meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 6, 2017	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President